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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             _____________________


                        Date of Report: February 22, 2002

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                    TK House
                             Bayside Executive Park
                          West Bay Street & Blake Road
                       P.O. Box AP-59213, Nassau, Bahamas
                     (Address of principal executive office)

                             _____________________



     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F   X              Form 40-F
                             -----                      -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes                  No   X
                              -----               -----


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]



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ITEM 1 - INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit I is a copy of Teekay Shipping Corporation's Earnings Release, dated February 20, 2002, for the quarter ended December 31, 2001.


THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995, ON FORM F-4 FILED WITH THE COMMISSION ON JULY 11, 2001, AND ON FORM F-4 FILED WITH THE COMMISSION ON JANUARY 17, 2002.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEEKAY SHIPPING CORPORATION




Date: February 22, 2002                 By: /s/ Peter S. Antturi
                                            ------------------------------------
                                            Peter S. Antturi
                                            Vice President and Chief
                                            Financial Officer